Exhibit 99.1

Letter to the Shareholders

March 18, 2004

To the shareholders:

Our business this past year was similar to a number of basketball games I have seen.  The last half was considerably different than the first half.  We saw the negative economic situation reflected in limited expansion project purchases in most industrial areas in the first half of the year.  Equipment for smaller upgrades continued to be purchased along with sales to machine builders whose equipment was for new applications and not capacity expansion.  Mid-year we saw the number and size of projects increase significantly.  This led to the business in the Controls Division increasing 18% over the first half.  Customer feedback received during sales calls was much more optimistic as the year progressed.  The AutoData Systems division saw reduced purchases in the healthcare segment in the first half with the second half being up 8% over the first half.  For the whole year, the Controls Division had a 1% increase and the AutoData Systems Division had a 21% decrease.  The Controls Division had an operating profit of $180,478 and AutoData Systems Division had a loss of $82,013.  The Investment Division gained $1,205,277 on the sale of securities, this was offset by a equity loss of $734,425 based on our percentage of ownership of PPT Vision.

To help in our goal of increasing the number of in-person sales calls to our customers in the Controls Division, we have added 4 new manufacturers representative firms in western and southeastern parts of the US.  Their industry knowledge and relationships will aid us in building our customer base.  Our marketing through related websites and online searches continued to grow throughout the year.  At the Instrumentation Society of America tradeshow in October, we demonstrated the new SpeedTalker shaft speed sensor operating through its DeviceNet interface.  Other new products include the AccuDial FB which has manual setting of the desired speed along with display of the actual feedback speed.  Another new product, the VS2, is a vibration monitoring switch used on vibratory conveyors and similar equipment. The SG1000A Slide Gate Position Monitor is another new product introduction used to monitor how far open a slide gate is.  This development continues to broaden our product offering beyond the speed sensing area.  New features and functions were added to the ExpertScan software in the AutoData Systems division.  This has become the lead product for AutoData Systems with some original customers now buying licenses for multiple station use.  In both divisions, new product development and expanding our marketing efforts will continue to be our central focus!  This past January we had a complete renewal audit on our ISO9001:2000 Quality Management System and I’m proud to say we passed with flying colors!

The quarterly dividend was raised to $0.04 per share in October with a total of $411,658 being paid to our shareholders reflecting a strong balance sheet.  I want to thank our employees, representatives, and distributors for their enthusiasm and hard work in promoting our products.  Each of us is committed to the growth and success of the company.  Thank-you to our shareholders for your support and confidence in our efforts!  Please join us for our annual meeting on April 14th, 2004 at the Sheraton Bloomington (formerly known as the Radisson South) in Bloomington at 2:00 p.m.

Sincerely,

Brad Slye, President